NEWS RELEASE

Augusta Files 2013 Year-End Audited Financial Statements and MD&A

Vancouver, B.C., April 2, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) (“Augusta” or “the Company”) announced that its audited consolidated financial statements for the years ended December 31, 2013 and 2012 are now available on the Company’s website at www.augustaresource.com. The financial statements were also filed on SEDAR (www.sedar.com) and with the SEC (www.sec.gov) as part of the Company’s Annual Report on Form 40-F on March 31, 2014.

Shareholders can receive a hardcopy of these financial statements free of charge by contacting Augusta:

By Mail:	Augusta Resource Corporation
Suite 555, 999 Canada Place
Vancouver, BC V6C 3E1
Canada
Attention: Corporate Secretary

By Phone:	1 (604) 687-1717
By Email:	info@augustaresource.com

A hardcopy of the financial statements will be mailed upon receipt of the request.

Pursuant to Section 610 (b) of the NYSE MKT Company Guide, the Company notes that its auditors’ report on the financial statements contains an “Emphasis of Matter” statement pointing to the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has included an identical statement in its consolidated condensed interim financial statements and accompanying management’s discussion and analysis for all quarterly periods commencing with the second quarter ended June 30, 2012, as well as in the consolidated financial statements and the accompanying management’s discussion and analysis for the years ended December 31, 2013 and 2012. The Company intends to keep this disclosure in place in all financial statements until the financing for the construction of its Rosemont project is complete.

This announcement does not represent any change or amendment to the Company’s audited consolidated financial statements or its Annual Report on Form 40-F for the fiscal year ended December 31, 2013.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310

E: info@augustaresource.com

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. Augusta’s shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860 6310

Email: lcornacchia@augustaresource.com

Cautionary Statements Regarding Forward Looking Information
Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310

E: info@augustaresource.com